One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com MICHELLE D. WONG michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

December 20, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Williamson:

This letter responds to the comments you provided to Colleen M. Evans of Dechert LLP and me in a telephonic discussion on September 7, 2018 with respect to your review of Post-Effective Amendment No. 122 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Motif Data-Driven World ETF, Goldman Sachs Motif Finance Reimagined ETF, Goldman Sachs Motif Human Evolution ETF, Goldman Sachs Motif Manufacturing Revolution ETF and Goldman Sachs Motif New Age Consumer ETF, new series of the Registrant (the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1.    Please respond to our comments in writing and file it as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide us revised disclosure with your letter.

Response 1.    We acknowledge the comments and have addressed them accordingly.

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Comment 2.    For each Fund, please supplementally provide a copy of the Index methodology white paper and model portfolio.

Response 2.    The Registrant previously filed a correspondence filing dated December 20, 2018 containing the draft Index methodology white papers for the Motif Data-Driven World Index, Motif Finance Reimagined Index, Motif Human Evolution Index, Motif Manufacturing Revolution Index and Motif New Age Consumer Index (each, an “Index” and collectively, the “Indexes”), as well as the model portfolios.

Comment 3.    The Index Provider’s website (www.motif.com) lists Goldman Sachs as an investor. Please disclose this fact and confirm whether Goldman Sachs will pay index license fees to Motif Capital Management, Inc. (“Motif” or the “Index Provider). In addition, to the extent known, please supplementally provide information regarding Motif’s existing business model, including whether Motif currently allows investors to trade on its platform, how its models are created, how these models differ from the Indexes to be used by the Funds, and the regulatory status of those models under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response 3.    The Registrant hereby confirms that as of September 20, 2018, GS PSI Global Holdings, LLC, a subsidiary of The Goldman Sachs Group, Inc., owned approximately 8.8% of the non-voting stock of Motif’s parent company, Motif Investing Inc. (“Motif Investing”). GSAM, the Investment Adviser to the Funds, pays index license fees to Motif.

Motif Investing is a Delaware corporation founded in 2010 and is a broker-dealer registered with the SEC and the Financial Regulatory Authority (“FINRA”). Motif Investing operates as an online broker-dealer for self-directed retail investors under a fully disclosed clearing agreement with Pershing LLC. The online self-directed brokerage platform was launched in 2012 for retail investors and focuses on providing cost-efficient, transparent thematic portfolios, or “motifs,” that clients can fully customize, from stock selection to weights and rebalances.

Motif is a wholly owned subsidiary of Motif Investing and is an SEC-registered investment adviser. Motif focuses on thematic investing with a long-term investment philosophy to invest in companies that will benefit from global, secular drivers. The Index Provider leverages non-traditional techniques to analyze non-traditional datasets, which are typically not analyzed by most investors, combining traditional fundamental investing with quantitative research.

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Additionally, the Indexes were created and are owned by the Index Provider using concepts developed with GSAM. The combination of the Themes, Sub-Themes, and Index constituents are unique to the Indexes. The Registrant respectfully submits that it is not involved in the creation or offering of other Motif products, nor has the Registrant performed an assessment of how those products differ from the Indexes or the regulatory status of those models under the Investment Company Act. The Registrant believes that other products or models offered by Motif or Motif Investing and their Investment Company Act registration status are not relevant to the Funds or the Funds’ shareholders.

Comment 4.    Please explain why you believe the Motif Indexes fit within the so-called “publisher’s exception.”

Response 4.    The definition of “investment adviser” appears both in Section 2(a)(20) of the Investment Company Act and Section 202(a)(11) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). Each definition has an accompanying, so-called “publisher’s exception.” With respect to the Investment Company Act, in short, the Registrant does not believe that the Index Provider is an “investment adviser” to the Funds under Section 2(a)(20) and that, even if it were deemed to be such, the Registrant believes that the Index Provider should be able to avail itself of the related “publisher’s exception.”

Section 2(a)(20) of the Investment Company Act defines an “investment adviser” of an investment company as: “(A) any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).”

The Index Provider has no contract with the Funds, nor does it provide any advice to the Funds regarding the desirability of any particular investment, but simply identifies and publishes Index constituents based on the Index methodology. Therefore, the Index Provider is not an investment adviser under clause (A). With respect to clause (B), the Index Provider could only be considered an investment adviser if it performs substantially

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all of the duties GSAM is obligated to provide under its management contract with the Funds. The role of the Index Provider is to create methodologies for the Indexes, which have been designed for the Indexes to provide exposure to certain investment themes. Although the Funds have elected to passively track the performance of the Indexes, GSAM has management duties and obligations that go well beyond determining securities for investment and, with respect to which, the Index Provider has no role. For example:

•

GSAM has sole responsibility for investing Fund assets in a way to track Index performance, i.e., it buys and sells Fund securities and other assets and, importantly, determines exactly when and from where to buy and sell such securities and other assets;

•

GSAM retains the ability (which is noted in the Funds’ prospectuses) to sample the Indexes and to substitute Index constituents for certain other securities and assets if it helps a Fund track the performance of an Index;

•	GSAM manages the Funds’ creation and redemption basket process;

•	GSAM manages the federal income tax consequences of the Funds (e.g., tax harvesting);

•	GSAM maintains a fiduciary duty to the Funds;

•	GSAM oversees other service providers to the Funds and reports to the Board; and

•	GSAM manages and implements, in conjunction with the Funds’ chief compliance officer, policies and procedures designed to ensure that the Funds comply with federal and state securities laws.

Nevertheless, even if the Index Provider were somehow determined to be an investment adviser to the Funds under Section 2(a)(20) of the Investment Company Act, the Registrant believes that the Index Provider should be able to avail itself of the related “publisher’s exception,” which excepts “a person whose advice is furnished solely through uniform publications distributed to subscribers thereto.” The Indexes and their methodologies are “uniform” in that that are the same in style, form and content at any given time for all parties who access them. The Indexes are “publications” in that the Index constituents and methodologies will be made generally available through the Index Provider’s public website and through other means, including Bloomberg feed. As noted, the Index Provider will post the composition of each Index after each rebalance on their public website, which is in addition to any disclosures made available by the Indexes’ calculation agent.

For the reasons cited above, the Registrant does not believe that the Index Provider is an “investment adviser” to the Funds under Section 2(a)(20) and that, even if it were deemed to be such, the Registrant believes that the Index Provider should be able to avail itself of the related “publisher’s exception.”

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With respect to the Investment Advisers Act, because the Registrant is not in a position to determine whether the Index Provider – an unaffiliated party – should be registered under the Investment Advisers Act or whether any of its activities except it from registration the Registrant has necessarily restricted its response above to the Index Provider’s status under Section 2(a)(20) of the Investment Company Act.

Prospectus

Comment 5.    It is the Staff’s view that the terms “finance” and “manufacturing” when used in a fund’s name implicate or potentially implicate Rule 35d-1 (the “Names Rule”) under the Investment Company Act and that the use of the term “world” is covered by guidance in Investment Company Act Release No. 24828 (Jan. 17, 2001) at footnote 42. Please revise the disclosure to provide separate Names Rule-compliant tests tied to “finance” and “manufacturing” or explain that, by tracking an Index, the disclosure simultaneously satisfies this requirement. In addition, with respect to the Goldman Sachs Motif Data-Driven World ETF, please revise the disclosure to describe how the Fund will be invested in investments that are tied economically to a number of countries throughout the world.

Response 5.    The Registrant does not believe that the Funds’ names implicate Rule 35d-1 under the Investment Company Act because, when the Fund names are read as a whole, the terms “Finance Reimagined” and “Manufacturing Revolution” are intended to suggest concepts that impact a variety of industries rather than a focus on a particular type of investment or in a particular industry or group of industries. For example, as disclosed in the “Principal Investment Strategies” section of the Funds’ Prospectus, the Finance Reimagined Theme “is designed to deliver exposure to companies…that may benefit from the on-going structural changes in the support and delivery of financial services.” These may include companies in the traditional finance industry, but may also include companies in industries such as technology and consumer discretionary. Similarly, the Manufacturing Revolution Theme “is designed to deliver exposure to companies…that may benefit from the on-going technology-driven transformation of the manufacturing industry,” which may include companies in the technology and health care industries. These concepts form the foundation of the Index methodologies that the Funds seek to track in their principal investment strategies. The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that . . . connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

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Similarly, with respect to the Goldman Sachs Motif Data-Driven World ETF, the use of the term “world” is not a geographic reference, but rather the term “Data-Driven World” is a figure of speech referencing the prevalence of data and data-driven technology in today’s world. As a result, the Registrant believes that incorporating a test tying the Fund’s investments to a number of countries throughout the world would be inappropriate for this Fund.

Even if the names rule were to apply, as disclosed in the “Summary–Principal Investment Strategies” sections for each of the Goldman Sachs Motif Data-Driven World ETF, Goldman Sachs Motif Finance Reimagined ETF and Goldman Sachs Motif Manufacturing Revolution ETF, each “Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index.” The Registrant hereby confirms that each Fund’s underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name. Therefore, because each Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1. The Registrant further discloses that shareholders will be provided with sixty days’ notice in the manner prescribed by the SEC before any change in a Fund’s policy to invest at least 80% of its assets in securities included in its underlying Index, as required by Rule 35d-1.

For all the reasons stated above, the Registrant respectfully declines to make any changes to its disclosure at this time.

Comment 6.    With respect to the Principal Investment Strategies for each Fund, please consider formatting changes such as bullet points or bold type to make each Sub-Theme more apparent. In addition, please change “include” to “are” and confirm that all of the Index Sub-Themes are listed.

Response 6.    The disclosure and the format of the disclosure have been revised accordingly to provide additional clarity regarding the Sub-Themes in each Index. Revised disclosure is provided in the attached Exhibit A. The Registrant also hereby confirms that all Sub-Themes within each Index are listed in the disclosure.

Comment 7.    Based on the model portfolios, please disclose meaningful portfolio attributes (such as approximate number of issuers, market capitalization ranges, country or geographic exposures, and industry concentrations, etc.) in order to provide investors with a greater understanding of what a Fund’s portfolio will look like.

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Response 7.    The disclosure has been revised to provide additional information regarding the Funds’ expected portfolio composition, along with certain related risks. Revised disclosure is provided in the attached Exhibit A. Additionally, each Fund will publish on its website portfolio holding information on a daily basis, including breakdowns of holdings by regions, sectors and top countries.

Comment 8.    Please explain supplementally how the Funds’ Index Provider developed and validated its automated semantic search algorithms. In addition, please explain how the Index Provider determined which datasets and documents to include in the Search Corpus.

Response 8.    Motif developed the automated semantic search algorithms to search datasets and documents that can provide insight into how a company operates and how it may relate to a particular Sub-Theme. To determine which datasets and documents to use, the Index Provider searches for those that it believes will provide coverage across the potential investment universe. The Index Provider seeks datasets and documents that are regularly updated and are from reliable and unbiased sources. For example, the Index Provider may include regulatory filings in certain developed markets, patent filings with the United States Patent and Trademark Office, clinical trial data registered with the United States National Institutes of Health within the Department of Health and Human Services, and articles published in leading academic publications. These datasets and documents form the Search Corpus.

Once a dataset or document has been identified for inclusion in the Search Corpus, the Index Provider applies a proprietary implementation of a search algorithm that ranks matching documents according to their relevance to a given search query phrase. The Index Provider determined the search query phrases through extensive research into each Sub-Theme described in the Index methodologies. A committee composed of Index Provider employees will review the list of search query phrases at least annually to ensure their continued relevance to the applicable Sub-Theme.

The Index Provider has validated the semantic search algorithm framework described above through the testing of different inputs for a range of possible Themes and Sub-Themes. In each case, the resulting testing scores were found to be an accurate reflection of the link between a Theme or Sub-Theme and particular stock. Furthermore, Goldman Sachs analysts reviewed the model portfolios to ensure that the included stocks and their weights provided the targeted exposure to the relevant Sub-Theme. Once the model portfolios were validated, the steps used to produce the model portfolios were codified into the Index methodologies.

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Comment 9.    The Staff notes that each Index is designed to invest in issuers with exposure to certain investment Themes. However, the Staff believes it is unclear how the Index Provider will determine the degree of exposure that an issuer will have to a particular Theme and how it will isolate the exposure relative to other exposures. For example, a financial company like Goldman Sachs may score highly on some of the Sub-Themes included in the Motif Finance Reimagined Index, but its current results of operations and business prospects appear to be more closely tied to fixed income, currencies and commodities (“FICC”) trading than to the Index Sub-Themes.

Response 9.    As discussed above in Response 8 and in each Fund’s “Summary-Principal Investment Strategies” section, Steps 1 and 2 of each Index methodology are designed to capture a company’s exposure to an applicable Sub-Theme. The semantic search algorithms described in Response 8 generate a quantitative score of the relevance of each applicable Sub-Theme to a particular stock. The Index Provider then uses normalization factors to adjust the total algorithm score to reflect a stock’s overall exposure to a Sub-Theme. With respect to regulatory filings, the semantic search algorithms take into account the length of a searched document in addition to the frequency of usage of the searched term. For academic journals, patent filings, and clinical trial data, the semantic search algorithm score is adjusted to account for a stock’s total market capitalization.

For the Digitization of Finance Sub-Theme and the Asset Management Makeover Sub-Theme within the Motif Finance Reimagined Index, and all Sub-Themes within the Motif New Age Consumer Index, Step 1 of the Index methodologies identify a company’s sub-theme-relevant revenue streams and then divides the revenue streams by the company’s total revenue. The result is the particular company’s Sub-Theme Thematic Beta. All Sub-Theme Thematic Betas for a particular company are then combined to create a Thematic Beta. Therefore, the proportion of theme-relevant exposures relative to the company’s overall exposures should be reflected in the company’s Thematic Beta. For example, in the case of Goldman Sachs, if the company’s theme-relevant revenue streams are small compared to revenue from FICC trading, then the company’s Finance Reimagined Thematic Beta will also be small to reflect this proportion.

The Index Provider anticipates that a certain level of non-theme-relevant exposures may be picked up in the initial steps of the Index methodologies. However, the Index methodologies are designed to reduce the weights of such non-theme-relevant exposures

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over each subsequent step as the component theme-relevant measures (i.e., the Filing Search Beta, Academic Beta, etc.) are combined to create the various Sub-Theme Thematic Betas, which are in turn combined to create a company’s Thematic Beta. The final Thematic Beta for a company is expected to reflect the targeted exposure to the applicable Theme and reduce the impact of non-theme-relevant exposures. Additionally, Step 4 of each Index methodology applies a Thematic Beta screen to remove companies with scores below a fixed threshold.

Comment 10.    Please explain how the Index Provider considers whether a Sub-Theme is material to an issuer. In this respect, the Staff’s concern is that investors will not get pure exposures to these Themes and the results they experience may differ materially due to other exposures inherent to an Index’s constituents. Please advise supplementally and revise the disclosure as necessary to include appropriate strategy and risk disclosure.

Response 10.    As described in Responses 8 and 9, each Index methodology uses automated semantic search algorithms to determine a company’s exposure to an applicable Theme, while normalization factors are applied to certain steps of the Index methodologies to adjust such exposure to account for the company’s overall exposure, therefore ensuring a company’s theme-relevant exposures are material to the company as a whole. Furthermore, while it may not be possible to include only Index constituents with pure theme-relevant exposures within an Index, each Index methodology is designed to reduce the weights of non-theme-relevant exposures over each subsequent step, thereby ensuring that such exposures, if any, are likely to be small among the Index’s constituents.

While the Registrant believes the disclosure is adequate, the “Thematic Investing Risk” disclosure has been modified to state that non-theme-relevant exposures in an Index may affect the performance of the Fund and that there is no guarantee that the Index will reflect the Theme and Sub-Theme exposures intended. Revised disclosure is provided in the attached Exhibit A.

Comment 11.    Please explain supplementally what is meant by the statement “stocks are weighted according to a function of a company’s market capitalization and each Fund’s applicable Thematic Beta.”

Response 11.    For each Index, the Index Provider determines an issuer’s weight in the Index by using a mathematical formula to adjust the issuer’s applicable Thematic Beta to account for total market capitalization. This adjustment is used to further reduce non-theme-relevant exposures and provide for distribution across the spectrum of market capitalization.

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Comment 12.     In the Risks of the Funds section, please consider disclosure revisions to clarify what is meant by the statement that “Neither the Funds, the Index Provider nor the Investment Adviser can offer assurances that an Index’s calculation methodology or sources of information will provide an accurate assessment of included issuers.…” In addition, please discuss supplementally how the Investment Adviser views its responsibilities with respect to new index launches and describe the steps it took, if any, to validate the exposures provided by the Indexes.

Response 12.    The Registrant believes the “Calculation Methodology Risk” disclosure clearly describes the risks associated with index construction and notes that it is consistent with disclosure used by other ETFs in the market. Accordingly, the Registrant respectfully declines to revise the disclosure.

The Registrant notes that the exemptive order on which the Registrant relies to operate index-based exchange-traded funds (Goldman Sachs ETF Trust, et al., Rel. No. IC-31465 (Feb. 23, 2015)) (the “Order”) permits the operation of Self-Indexing Funds, but the Registrant does not intend to treat the Funds as Self-Indexing Funds for purposes of the Order. Under the Order, the “Index Provider” for an underlying index is “the entity that compiles, creates, sponsors or maintains” the index. For reasons stated above, the Registrant does not believe that GSAM or any of its affiliates is an “Index Provider” for the Indexes for purposes of the Order, and therefore does not intend to treat the Funds as Self-Indexing Funds.

The Indexes were created and are owned by the Index Provider, a third-party index provider, and are calculated by Solactive AG (the “Calculation Agent”). The Indexes were developed by the Index Provider using concepts developed with GSAM. Although GSAM supplied information about certain concepts in connection with the initial development of the Index, GSAM has no ownership interest in the Indexes, GSAM is not involved in the calculation or maintenance of the Indexes, and has no control over the Indexes.

With respect to a third-party index provider, GSAM believes it is appropriate to review the index to confirm it accurately reflects the exposure that the fund intends to seek and is therefore appropriate for the fund. Specifically, during the development and testing of the Index methodology frameworks, Goldman Sachs analysts who are subject matter experts in a particular Sub-Theme reviewed and validated the model portfolios to ensure the included stocks and their weights provide the targeted exposure to the relevant Sub-Theme. Once a model portfolio was validated, the steps that produced such model portfolio were codified into the Index methodology and are applied automatically going forward. As a

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user of the Indexes, GSAM may, from time to time, provide feedback or make suggestions that may result in changes to the Indexes. However, ultimate decision-making authority regarding index methodology changes will be retained by the Index Provider.

Comment 13.    The Staff notes the Technology Sector Risk disclosure includes a statement that the Funds may also invest in a relatively few number of issuers. Please clarify if the Funds will be diversified and, if not, please revise to state so clearly.

Response 13.    The Registrant hereby confirms that the Funds intend to operate as “diversified” investment companies under the Investment Company Act and discloses this in the “Investment Objectives and Policies” section of the Funds’ Statement of Additional Information. The Technology Sector Risk disclosure has been revised to remove the sentences “The Fund(s) may also invest in a relatively few number of issuers. Thus, the Fund(s) may be more susceptible to adverse developments affecting any single issuer held in its portfolio and may be more susceptible to greater losses because of these developments.”

Comment 14.     Please state supplementally who is responsible for examining a company’s reported revenue streams to determine whether a company is relevant to a particular Sub-Theme. Please also explain how the evaluation process is performed in a rules-based manner.

Response 14.    The Index Provider is responsible for examining a company’s reported revenue streams to determine whether they are relevant to a particular Sub-Theme. As discussed above, the Index Provider uses specific tests and algorithms to assess how data points such as a company’s revenue streams are relevant to a particular Sub-Theme. Index constituents are selected and weighted based on the Index methodologies, and the Index Provider does not undertake any subjective judgment in the day-to-day determination of such Index constituents.

Comment 15.    It appears that certain disclosures in the second paragraph to Step 1 of the Funds’ Principal Investment Strategies repeat disclosures found in the first paragraph under Step 4. Please revise as appropriate.

Response 15.    The disclosure has been revised accordingly and is included in the attached Exhibit A.

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Comment 16.    Under Step 5 of each Fund’s Principal Investment Strategies, what are the maximum and minimum weights used to reduce concentration and increase diversification?

Response 16.    The disclosure in Step 5 of the Index methodology provided in each Fund’s Principal Investment Strategies section has been revised to include the maximum and minimum weights for each stock and is included in the attached Exhibit A.

Comment 17.    In the Item 9 Principal Investment Strategies section, please clarify which regulatory filings are searched. In addition, please advise supplementally whether the Index Provider’s algorithms search in English only or also search in other languages. To the extent that other languages are excluded, please explain the impact on the completeness of the Themes.

Response 17.    The disclosure has been revised to reflect the types of regulatory filings included in the Search Corpus for each Fund and is included in the attached Exhibit A. Additionally, the Registrant confirms that the semantic search algorithms search in English and Japanese. The Index Provider’s research demonstrate that searches in English provide comprehensive coverage of the potential investment universe in developed markets such as Australia, Canada, France, Germany, Hong Kong, South Korea, Switzerland, the Netherlands, the United Kingdom and the United States, except for Japan. Certain Japanese companies report their regulatory filings in Japanese and may be particularly relevant to certain Sub-Themes. Therefore the Index Provider has added searches in Japanese to capture additional potential Index constituents.

Goldman Sachs Motif Finance Reimagined ETF

Comment 18.    With respect to the Goldman Sachs Motif Finance Reimagined ETF, the discussion under “Digitization of Finance” indicates that this Sub-Theme evaluates the impact of technological changes on the support and delivery of traditional financial services. Please clarify to what types of issuers that have been impacted by technological changes the Motif Financial Reimagined Index is designed to provide exposure.

Response 18.    The Digitization of Finance Sub-Theme is intended to provide exposure to companies that derive revenue from the impact of technological changes on the support and delivery of traditional financial services, such as payment, banking, asset management, lending and insurance services. With respect to payments, the Digitization of Finance Sub-

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Theme may include companies that derive revenues from the processing of electronic, online or mobile payments, including peer-to-peer transfers. With respect to banking, asset management, lending and insurance, the Digitization of Finance Sub-Theme may include companies that derive revenues from software that aids the support or delivery of these services, including online retail and business-to-business platforms.

Comment 19.    Please supplementally clarify whether companies in the Blockchain Sub-Theme are required to be involved in the finance industry.

Response 19.    As discussed in the Goldman Sachs Motif Finance Reimagined ETF’s “Summary—Principal Investment Strategies” section, the Blockchain Sub-Theme within the Finance Reimagined Theme includes companies that may benefit from the application of the blockchain technology to payments, currencies and to other fields and industries that depend on a trusted intermediary. While many current applications of blockchain technology are financial in nature, such as those related to payments and currencies, the technology has and is expected to have many non-financial applications. Additionally, many companies benefiting from the financial applications of blockchain technology are not themselves financial companies, but may be categorized in other industries such as technology, telecommunications and consumer discretionary. Therefore, companies included in the Blockchain Sub-Theme will not be limited to the finance industry.

SAI

Comment 20.    Under Fundamental Investment Restrictions, please revise the concentration policy to include a reference to “group of industries.”

Response 20.    The Funds do not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is not defined in either the Investment Company Act or in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Funds’ SAI.

*      *      *

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle D. Wong
Michelle D. Wong

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Joseph McClain, Goldman Sachs & Co. LLC

Mr. Jay Williamson December 20, 2018 Page 15

Exhibit A

Response 6

The relevant updated disclosure from each Fund’s Summary—Principal Investment Strategies section is provided below.

Goldman Sachs Motif Data-Driven World ETF —Summary

The Data-Driven World Theme is separated into multiple sub-themes (each a “Sub-Theme,” and collectively, the “Sub-Themes”), each of which relate to a part of the data lifecycle. The Sub-Themes are:

•

Internet of Things Sub-Theme: the Sub-Theme represents companies that may benefit from the development of the “Internet of Things.” For the purposes of the Index, “Internet of Things” refers to the collection of consumer and industrial network-connected devices beyond traditional appliances.

•

Data Infrastructure Sub-Theme: the Sub-Theme represents companies that may benefit from the expansion in physical infrastructure to transmit and store data. For the purposes of the Index, “Data Infrastructure” refers to the range of hardware components needed for transmission and storage of large quantities of data, such as routers and switches, wired and wireless transmission networks, and high-density storage.

•

Big Data Sub-Theme: the Sub-Theme represents companies that may benefit from the development of Big Data technologies. For the purposes of the Index, “Big Data” refers to the set of software technologies associated with the storage, processing and analytics of large-scale structured and unstructured data.

•

Cybersecurity Sub-Theme: the Sub-Theme represents companies that may benefit from the need to secure data in an online world. For the purposes of the Index, “Cybersecurity” refers to the practice of ensuring the integrity, confidentiality and availability of information.

•

Artificial Intelligence Sub-Theme: the Sub-Theme represents companies that may benefit from the development of “Artificial Intelligence.” For the purposes of the Index, “Artificial Intelligence” refers to the ability of a machine to perform cognitive tasks typically associated with human brains, such as perception, reasoning, learning, interacting with the environment and problem solving.

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Goldman Sachs Motif Finance Reimagined ETF—Summary

The Finance Reimagined Theme is separated into multiple sub-themes (each a “Sub-Theme,” and collectively, the “Sub-Themes”). The Sub-Themes are:

•

Digitization of Finance Sub-Theme: the Sub-Theme represents companies that may benefit from the digitization of traditional financial services. For the purposes of the Index, “Digitization of Finance” refers to the impact of technological changes on the support and delivery of traditional financial services, such as payments, lending and insurance.

•

Asset Management Makeover Sub-Theme: the Sub-Theme represents companies that may benefit from the bifurcation in strategies in the asset management industry. For the purposes of the Index, “Asset Management Makeover” refers to the movement of assets into low cost, often passive investments such as exchange-traded funds (“ETFs”) and index funds, and high cost, often complex investments such as private equity and hedge funds.

•

Blockchain Sub-Theme: the Sub-Theme represents companies that may benefit from the development of blockchain technology. For the purposes of the Index, “Blockchain” refers to the technology underlying distributed ledgers, applicable to payments, currencies and to other fields and industries that depend on a trusted intermediary.

Goldman Sachs Motif Human Evolution ETF—Summary

The Human Evolution Theme is separated into multiple sub-themes (each a “Sub-Theme,” and collectively, the “Sub-Themes”). The Sub-Themes are:

•

Precision Medicine Sub-Theme: the Sub-Theme represents companies that may benefit from the development of precise medical treatments. For the purposes of the Index, “Precision Medicine” refers to medical treatments or techniques that are either physically precise, targeting a specific group or type of cells, or tailored to a group of patients.

•

Genomics Sub-Theme: the Sub-Theme represents companies that may benefit from the development of genomics. For the purposes of the Index, “Genomics” refers to the study of genomes, including genome sequencing and bioinformatics, and its application to healthcare as genomic medicine and pharmacogenomics, including gene therapy, gene editing and the use of biomarkers.

•

Life Extension Sub-Theme: the Sub-Theme represents companies that may benefit from the long-term demographic shift towards an older population. For the purposes of the Index, “Life Extension” refers to medical products and services geared towards managing the health of an aging population.

•

Robotic Surgery Sub-Theme: the Sub-Theme represents companies that may benefit from the development of robotic surgery. For the purposes of the Index, “Robotic Surgery” refers to technology that enables minimally invasive surgery, as well as the use of miniaturized surgical instruments and robotic systems to assist in surgical procedures.

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•

Digital Health Sub-Theme: the Sub-Theme represents companies that may benefit from the development of digital health tools. For the purposes of the Index, “Digital Health” refers to the use of electronic data and software tools of analysis to assist in healthcare treatment and the development of drugs.

Goldman Sachs Motif Manufacturing Revolution ETF —Summary

The Manufacturing Revolution Theme is separated into multiple sub-themes (each a “Sub-Theme,” and collectively, the “Sub-Themes”). The Sub-Themes are:

•

Robotics Sub-Theme: the Sub-Theme represents companies that may benefit from the increased sophistication of robotics used in the manufacturing process. For the purposes of the Index, “Robotics” refers to the ability of a machine to perform physical tasks that previously either were not possible or required a human.

•

3D Printing Sub-Theme: the Sub-Theme represents companies that may benefit from the development of 3D printing and its application in manufacturing. For the purposes of the Index, “3D Printing” refers to the additive process of manufacturing a three-dimensional object from a digital design.

•

Future Mobility Sub-Theme: the Sub-Theme represents companies that may benefit from the development of new methods of mobility. For the purposes of the Index, “Future Mobility” refers to road vehicles, including automobiles and trucks that apply one or both of electrification and partially or fully autonomous driving capabilities.

•

Drones Sub-Theme: the Sub-Theme represents companies that may benefit from the development of drones. For the purposes of the Index, “Drones” refers to aerial, land or sea-based unmanned vehicles, either remotely operated or autonomous, used in military, consumer or industrial applications.

•

Clean Energy Sub-Theme: the Sub-Theme represents companies that may benefit from the development of clean energy sources. For the purposes of the Index, “Clean Energy” refers to energy from renewable resources, such as solar, wind and biofuel, as well as battery technology needed for the storage of intermittent power sources.

Mr. Jay Williamson December 20, 2018 Page 18

Goldman Sachs Motif New Age Consumer ETF—Summary

The New Age Consumer Theme is separated into multiple sub-themes (each a “Sub-Theme,” and collectively, the “Sub-Themes”). The Sub-Themes are:

•

E-commerce Sub-Theme: the Sub-Theme represents companies that may benefit from the expansion of e-commerce. For the purposes of the Index, “E-commerce” refers to the purchase and delivery of goods and services over the internet.

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Social Media Sub-Theme: the Sub-Theme represents companies that may benefit from the development of social media. For the purposes of the Index, “Social Media” refers to online platforms that connect people and allow members to interact with one another.

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Online Gaming Sub-Theme: the Sub-Theme represents companies that may benefit from the popularity of online gaming. For the purposes of the Index, “Online Gaming” refers to a game that is either partially or primarily played through the internet, including video games and games that may have traditionally been delivered in person, such as betting.

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Online Music and Video Sub-Theme: the Sub-Theme represents companies that may benefit from demand for music and video delivered over the internet. For the purposes of the Index, “Online Music and Video” refers to the digital distribution of music and video.

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Experiences over Goods Sub-Theme: the Sub-Theme represents companies that may benefit from demand by consumers for experiences relative to goods. For the purposes of the Index, “Experiences over Goods” refers to demand for experiences, and the goods that relate to those experiences, relative to the demand for physical goods unrelated to those experiences.

•

Evolution of Education Sub-Theme: the Sub-Theme represents companies that may benefit from the evolution of education. For the purposes of the Index, “Evolution of Education” refers to the delivery of educational materials over the internet, such as interactive and non-interactive multimedia content, the streaming of lectures and the delivery of teaching and tutoring services online, and for-profit education services in emerging markets.

•

Health and Wellness Sub-Theme: the Sub-Theme represents companies that may benefit from consumer interest in health and wellness. For the purposes of the Index, “Health and Wellness” refers to consumer health-related goods and services outside of traditional healthcare, for example relating to nutrition, exercise and health tracking.

Mr. Jay Williamson December 20, 2018 Page 19

Response 7

Motif Data-Driven World Index

As of July 13, 2018, the Index consisted of 120 securities with a market capitalization range of between approximately $600 million and $940 billion from issuers primarily located in Asia, North America, South America, and Western Europe. The components of the Index may change over time. The percentage of the portfolio exposed to any industry, country or geographic region will vary from time to time as the weightings of the securities within the Index change, and the Fund may not be invested in each industry, country or geographic region at all times.

Motif Finance Reimagined Index

As of July 13, 2018, the Index consisted of 120 securities with a market capitalization range of between approximately $534 million and $307 billion from issuers primarily located in Asia, North America, South America, and Western Europe. The components of the Index may change over time. The percentage of the portfolio exposed to any industry, country or geographic region will vary from time to time as the weightings of the securities within the Index change, and the Fund may not be invested in each industry, country or geographic region at all times.

Motif Human Evolution Index

As of July 13, 2018, the Index consisted of 120 securities with a market capitalization range of between approximately $540 million and $338 billion from issuers primarily located in Asia, North America, South America, and Western Europe. The components of the Index may change over time. The percentage of the portfolio exposed to any industry, country or geographic region will vary from time to time as the weightings of the securities within the Index change, and the Fund may not be invested in each industry, country or geographic region at all times.

Motif Manufacturing Revolution Index

As of July 13, 2018, the Index consisted of 120 securities with a market capitalization range of between approximately $500 million and $243 billion from issuers primarily in located in Asia, North America, South America, and Western Europe. The components of the Index may change over time. The percentage of the portfolio exposed to any industry, country or geographic region will vary from time to time as the weightings of the securities within the Index change, and the Fund may not be invested in each industry, country or geographic region at all times.

Mr. Jay Williamson December 20, 2018 Page 20

Motif New Age Consumer Index

As of July 13, 2018, the Index consisted of 120 securities with a market capitalization range of between approximately $803 million and $880 billion from issuers in primarily located in Asia, North America, South America, and Western Europe. The components of the Index may change over time. The percentage of the portfolio exposed to any industry, country or geographic region will vary from time to time as the weightings of the securities within the Index change, and the Fund may not be invested in each industry, country or geographic region at all times.

Asia Risk—Investing in certain Asian issuers may involve a higher degree of risk and special considerations not typically associated with investing in issuers from more established economies or securities markets. Many Asian countries can be characterized as either developing or newly industrialized economies and tend to experience more volatile economic cycles than developed countries. Some countries in the region have in the past experienced currency devaluations that resulted in high interest rate levels, sharp reductions in economic activity and significant drops in securities prices. Some countries in the region have in the past imposed restrictions on converting local currency which prevented foreign firms from selling assets and repatriating funds. Many countries in the region have historically faced political uncertainty, corruption, military intervention and social unrest. Examples include ethnic and sectarian violence in Indonesia and India, armed conflict between India and Pakistan, and insurgencies in the Philippines.

European Investment Risk—Adverse economic and political events in Europe may cause a Fund’s investments to decline in value. The economies and markets of European countries are often closely connected and interdependent, and events in one country in Europe can have an adverse impact on other European countries. A Fund makes investments in securities of issuers that are domiciled in, or have significant operations in, member countries of the European Union that are subject to economic and monetary controls that can adversely affect the Fund’s investments. The European financial markets have experienced volatility and adverse trends in recent years and these events have adversely affected the exchange rate of the euro and may continue to significantly affect European countries. In June 2016, the United Kingdom voted to leave the European Union following a referendum referred to as “Brexit,” which may result in increased market volatility and cause additional market disruption on a global basis.

Response 10

Thematic Investing Risk. The Fund relies on the Index Provider for the identification of themes and sub-themes and its performance may suffer if such themes or sub-themes are not correctly identified or if a theme or sub-theme develops in an unexpected manner. Performance may also suffer if the stocks included in the Index do not benefit from the development of such themes or sub-themes. Performance may also be impacted by the inclusion of non-theme-relevant exposures in the Index. There is no guarantee that the Index will reflect the theme and sub-theme exposures intended.

Mr. Jay Williamson December 20, 2018 Page 21

Responses 15, 16 and 17

Investment Management Approach

Principal Investment Strategies

The Index Provider determines the components of each Index based on their exposure to the applicable Theme and Sub-Themes, and their weights in the Index in accordance with a rules-based methodology that involves five steps.

Step 1:

In the first step, a quantitative measurement is made of the exposure of companies in the eligible universe to each Sub-Theme (a “Sub-Theme Thematic Beta”).

With respect to the Digitization of Finance Sub-Theme and the Asset Management Makeover Sub-Theme within the Motif Finance Reimagined Index, and all Sub-Themes within the Motif New Age Consumer Index:

To calculate a Sub-Theme Thematic Beta, the Index Provider applies automated semantic search algorithms to multiple regulatory filings filed with the applicable regulators or major stock exchanges in certain developed markets to score the relevance of a Sub-Theme to a company. Each regulatory filing is scored for the relevance of the Sub-Theme by applying an automated semantic search algorithm. This algorithm assigns a score to the regulatory filing based on the topic, document length, and number of mentions of the topic, among other factors. Regulatory filings scoring above a fixed theme relevance threshold are then mapped, if possible, to a company. For each company that has a total market capitalization of at least $500,000,000 in U.S. dollars, a stock with an average daily trading volume over the most recent 30-day period (“ADTV”) of at least $1,000,000 in U.S. dollars and at least 50 days of historical returns data over the most recent 90-day period, the company’s reported revenue streams are examined to determine whether each revenue stream is relevant to the Sub-Theme. The company’s Sub-Theme Thematic Beta is equal to the sum of all revenue streams of such company that are theme-relevant divided by the company’s total revenue.

Mr. Jay Williamson December 20, 2018 Page 22

With respect to all other Sub-Themes within each Index:

To calculate a Sub-Theme Thematic Beta, the Index Provider applies automated semantic search algorithms to multiple datasets and documents to score the relevance of a Sub-Theme to a company. The datasets and documents used include one or more of (1) regulatory filings filed with the applicable regulators or major stock exchanges in certain developed markets, (2) academic journals, and (3) patent filings (the “Search Corpus”). The Search Corpus for the Motif Human Evolution Index also includes clinical trial data.

Each dataset and document in the Search Corpus is scored for the relevance of the Sub-Theme by applying an automated semantic search algorithm. This algorithm assigns a score to the dataset or document based on the topic, document length, and number of mentions of the topic, among other factors. Datasets and documents with a non-zero score are then mapped, if possible, to a company. Multiple entries within a type of Search Corpus for each company are then combined to make a single score. This results in up to three (or four, in the case of the Motif Human Evolution Index) quantitative measurements of the relevance of the Sub-Theme to a company: the “Filing Search Beta,” sourced from the regulatory filings; the “Academic Beta,” sourced from academic journals; and the “Patent Beta,” sourced from patent filings. The three (or four) quantitative measurements are then combined to give a company an overall Sub-Theme Thematic Beta. For the Motif Human Evolution Index, the “Clinical Trial Beta,” sourced from clinical trial data, is also combined to calculate a company’s Sub-Theme Thematic Beta.

Step 2:

In the second step, a company’s Sub-Theme Thematic Betas for all Sub-Themes are combined to give the company a single applicable Thematic Beta. The Index Universe consists of all companies with a non-zero applicable Thematic Beta (the “Index Universe”).

Step 3:

In the third step, each company in the Index Universe is mapped, if possible, to one or more common equity securities listed on major stock exchanges in certain developed markets. If no relevant security is found, the company is removed from the Index Universe.

Step 4:

In the fourth step, liquidity, investability and/or theme relevance screens are applied to the Index Universe. Stocks of companies with an applicable Thematic Beta below a fixed threshold are removed from the Index Universe. Additionally, for all Sub-Themes within each Index except the

Mr. Jay Williamson December 20, 2018 Page 23

Digitization of Finance Sub-Theme and the Asset Management Makeover Sub-Theme within the Motif Finance Reimagined Index, and all Sub-Themes within the Motif New Age Consumer Index, stocks of companies with any of the following characteristics are removed from the Index Universe:

•	An ADTV of less than $1,000,000 in U.S. dollars;

•	A total market capitalization of less than $500,000,000 in U.S. dollars; or

•	Less than 50 days of historical returns data over the most recent 90-day period.

All remaining stocks are included in the Index. In addition, if the size of the remaining Index Universe is greater than 120 stocks, the final Index Universe is reduced to 120 stocks based on a function of the applicable Thematic Beta, market variables and the weight of the stock from the previous rebalancing, if any.

Step 5:

In the fifth step, stocks are weighted according to a function of a company’s market capitalization and applicable Thematic Beta. A minimum weight of 0.1% and a maximum weight of the lesser of 5% or the ADTV of such stock multiplied by 10-9 (for example, an ADTV of $10 million would correspond to a maximum weight of 1%) are applied to each stock to reduce concentration in individual securities and increase diversification of the Index. Each Index only includes long positions (i.e., short positions are impermissible), so the smallest possible weight for any given stock is 0.1%.

Each Index is reconstituted and rebalanced quarterly on the third Friday of each February, May, August and November.